SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13G
                Under the Securities Exchange Act of 1934

                          (Amendment No. ___)*


                             ENTROPIN, INC.
                            (Name of Issuer)


                      Common Stock, $.001 Par Value
                     -------------------------------
                     (Title of Class of Securities)


                               293844-10-6
                        ------------------------
                             (CUSIP Number)


                           December 31, 2001
                       ---------------------------
         (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 293844-10-6         SCHEDULE 13G                    Page 2 of 5


(1)  NAME OF REPORTING PERSONS:              DONALD HUNTER
                                             ------------------------------

     I.R.S. Identification Nos. of Above Persons (entities only):  N/A
                                                                  ---------

(2)  Check the Appropriate Box if a Member of Group (See Instructions):
                                                                   N/A
                                                                  ---------

(3)  SEC Use Only:
                   --------------------------------------------------------

(4)  Citizenship or Place of Organization:  United States of America
                                           --------------------------------

Number of Shares beneficially owned by each reporting person with:

     (5)  Sole Voting Power:           552,658           (1)
                                    ---------------------
     (6)  Shared Voting Power:          90,100           (2)
                                    ---------------------
     (7)  Sole Dispositive Power:      552,658           (1)
                                    ---------------------
     (8)  Shared Dispositive Power:     90,100           (2)
                                    ---------------------

     ______
     (1) Includes 457,500 shares issuable upon the exercise of stock options.

     (2) Includes 45,800 shares and 5,000 shares issuable upon the Conversion of Series B Preferred Stock held in the name of Deloras Decker Hunter, the spouse of the Reporting Person, as Trustee of the Deloras Decker Hunter Generation Skipping Trust, and 34,300 shares and 5,000 shares issuable upon the conversion of Series B Preferred Stock held in the name of Mrs. Hunter as Trustee of the Gladys F. Decker Trust No. 1. The Reporting Person is deemed to have voting control over the shares.

(9) Aggregate Amount Beneficially Owned by Each Report Person 642,758 shares.

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

     N/A
     ----------------

(11) Percent of Class Represented by Amount in Row (9):   6.5%
                                                        -------------------

     Based on 9,839,137 shares of Common Stock, $.001 par value, outstanding as of Feruary 12, 2002.
     ----------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
                                                  -------------------------

Cusip No. 293844-10-6         SCHEDULE 13G                    Page 3 of 5


ITEM 1(a) NAME OF ISSUER:                    ENTROPIN, INC.
                                            ------------------------------

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          45926 Oasis St
          Indio, California 92201

ITEM 2(a) NAME OF PERSON FILING:             DONALD HUNTER
                                            -------------------------------

ITEM 2(b) Address or Principal Business Office or, if none, Residence:

          45926 Oasis St
          Indio, California 92201

ITEM 2(c) Citizenship:    United States of America
                         --------------------------------------------------

ITEM 2(d) Title of Securities:    Common Stock, $.001
                                 ------------------------------------------

ITEM 2(e) CUSIP No.:    293844-10-6
                       ----------------------------------------------------

ITEM 3    Statement filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):

          Not applicable.
          -----------------------------------------------------------------

ITEM 4    OWNERSHIP:    DONALD HUNTER
                       ----------------------------------------------------

ITEM 4(a) Amount Beneficially Owned:    642,758
                                       ------------------------------------

ITEM 4(b) Percent of Class:    6.5%
                              ---------------------------------------------

          Based on 9,839,137 shares of Common Stock, $.001 par value outstanding as of February 12, 2002.
          -----------------------------------------------------------------

ITEM 4(c) Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote:    552,658   (1)
                                                           -----------
          (ii) Shared power to vote or to direct the vote:   90,100   (2)
                                                           -----------
          (iii) Sole power to dispose or to direct the
                disposition of:                             552,658   (1)
                                                           -----------
          (iv) Shared power to dispose or to direct the
               disposition of:                               90,100   (2)
                                                           -----------

Cusip No. 293844-10-6         SCHEDULE 13G                    Page 4 of 5


     --------
     (1) Includes 457,500 shares issuable upon the exercise of stock options

     (2) Includes 45,800 shares and 5,000 shares issuable upon the conversion of Series B Preferred Stock held in the name of Deloras Decker Hunter, the spouse of the Reporting
          Person as Trustee of the Deloras Decker Hunter Generation Skipping Trust, and 34,300 shares and 5,000 shares issuable upon the conversion of Series B Preferred Stock held in the name of Mrs. Hunter as Trustee of the Gladys F. Decker Trust No. 1. The Reporting Person is deemed to have voting control over the shares

ITEM 5    Ownership of 5 Percent or Less of a Class:    Not applicable.
                                                       --------------------

ITEM 6    Ownership of More than 5 Percent on Behalf of Another Person:

          Not applicable.
          -------------------

ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

          Not applicable.
          -------------------

ITEM 8    Identification Classification of Members of the Group:

          Not applicable.
          -------------------

ITEM 9    Notice of Dissolution of Group:    Not applicable.
                                            -------------------------------

ITEM 10   Certifications:    Not applicable.
                            -----------------------------------------------

EXHIBITS  None.
          -----------------------------------------------------------------

Cusip No. 293844-10-6         SCHEDULE 13G                    Page 5 of 5



SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  February 13, 2002


                    Signature: /s/ DONALD HUNTER
                              ---------------------------------------------
                              Donald Hunter

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).